Tradewinds Universal

501 Mercury Lane
Brea, CA. 92821
855-434-4488
TradewindsUniversal.com
Andrewreadtw@gmail.com

March 25, 2024

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 20549

Attention:	Eranga Dias Geoffrey Kruczek

RE:	Tradewinds Universal Registration Statement on Form S-1 Filed December 22, 2023 File No. 333-276233

Dear Ms. Dias and Mr. Kruczek:

We are hereby responding to the letter dated February 27, 2024 (the“Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission regarding the Company’s Amendment No. 1 to S-1 Registration Statement Filed on February 14, 2024, File No. 333-276233.

For ease of reference, the text of the Staff’s comment is included in boldface type below, followed by the Company’s response.

Amendment 1 to Registration Statement on Form S-1 Filed February 14, 2024 Certain Relationships, page 22

1. We note your response to prior comment 2; however, the first two bullets of this section continue to use transaction thresholds that are inconsistent with the requirements of Item 404(d) of Regulation S-K. Please revise.

Response The section referred to is revised according to your comments.

General

2. We reissue previous comment 5 in its entirety. Please revise your management's discussion and analysis section according to previous comment 5 and identify the revisions made.

Response: We have revised the Management’s Discussion and Analysis of Financial Condition and Results of Operations section in its entirety.

3. We note your response to previous comment 6 and reissue comment 6. Please revise your disclosure to fully address the comment, including, but not limited to, describing the material terms of your agreement with the third party who conducts the manufacturing. Also clarify what you mean by the statement that you are "currently in production" for the manufacturing of your product.

Response: We have revised the Management’s Discussion and Analysis of Financial Condition and Results of Operations section in its entirety per your comments.

Sincerely,

/s/ Andrew Read

President, Tradewinds Universal